Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Issues Additional Senior Convertible Notes Following Exercise of
            Over-Allotment Option

            JAG - TSX/NYSE

            CONCORD, NH, Sept. 21 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has successfully closed the issuance of an additional US$15 million aggregate principal amount of its 4.50% senior convertible notes due 2014 (the "notes")
following the exercise in full of the over-allotment option granted by Jaguar to the initial purchasers in connection with the Company's previously announced private offering of US$150 million aggregate principal amount of notes, which closed on September 15, 2009. The net proceeds of approximately
US$14.5 million from the exercise of the over-allotment option brings the total net proceeds received from the offering to approximately US$159.1 million.
            Commenting on the transaction, Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "We are very pleased by the strong demand for these senior convertible notes, which was heavily over-subscribed and allowed us to raise the additional capital that will allow us to retire higher-priced debt and fund new growth opportunities for Jaguar shareholders. Our commitment to preserve and enhance shareholder value through debt issues such as this helps us achieve several objectives including, (a) streamlining our capital structure without hedging gold, (b) retiring our higher interest rate notes and regaining control of the collateral pledged in that indenture, (c) raising efficient growth capital to fund an update of a feasibility study and pre-development on a new gold property we intend to acquire and (d) providing additional funds to further advance Jaguar's growth plan to become a mid-tier gold company in the next two years."
            In addition to the uses of proceeds described above, the balance of the net proceeds will be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.
            J.P. Morgan Securities Inc. acted as Sole Book-Running Manager and
Jefferies & Company, Inc. acted as Co-manager for the offering.

            The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of
1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in
Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

            Forward Looking Statements

            This press release contains forward-looking statements regarding the use of proceeds and a potential acquisition. These forward-looking statements can be identified by the use of words such as "intends" and "may". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds and the ability of Jaguar to complete the acquisition to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to the use of proceeds from the offering and the ability of Jaguar to complete the proposed acquisition.
            These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the
Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 12:21e 21-SEP-09